UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-15399

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Packaging Corporation of America

1955 West Field Court

Lake Forest, IL 60045

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

Page
A. Financial Statements
Reports of Independent Registered Public Accounting Firms	3
Financial Statements:
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7
B. Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	14
C. Exhibit
Item 23 Consents of Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

Packaging Corporation of America Retirement Savings Plan for Salaried Employees

We have audited the accompanying statement of net assets available for benefits of the Packaging Corporation of America Retirement Savings Plan for Salaried Employees (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500 Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois

June 27, 2014

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

Packaging Corporation of America Retirement Savings Plan for Salaried Employees

We have audited the accompanying statement of net assets available for benefits of the Packaging Corporation of America Retirement Savings Plan for Salaried Employees as of December 31, 2012. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Chicago, Illinois

June 27, 2013

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Plan’s Interest in Master Trust	$436,692,167	$335,935,465
Notes receivable from participants	6,358,514	6,187,037
Contributions receivable:
Company	311,216	293,488
Participant	584,166	561,626

	443,946,063	342,977,616

Liabilities
Administrative expenses payable	31,489	29,673

Net assets at fair value	443,914,574	342,947,943
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(142,285)	(1,307,351)

Net assets available for benefits	$443,772,289	$341,640,592

See accompanying notes to Financial Statements.

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013
Additions
Contributions:
Participants	$16,531,726
Company	13,021,192
Rollover	2,311,394
Transfers from related plan	—
Net investment income from Master Trust	102,098,045
Interest income from participant notes receivable	189,261

Total additions	134,151,618
Deductions
Benefit payments	31,835,939
Administrative expenses	183,982

Total deductions	32,019,921

Net increase	102,131,697
Net assets available for benefits:
Beginning of year	341,640,592

End of year	$443,772,289

See accompanying notes to Financial Statements.

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

Notes to Financial Statements

December 31, 2013 and 2012

1. Description of the Plan

The following description of the Packaging Corporation of America (the “Company” or “PCA”) Retirement Savings Plan for Salaried Employees (the “Plan”) provides general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan, established on February 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan covers salaried employees of the Company and each of its domestic subsidiaries that have adopted the Plan who have completed six months of service, as defined. The Board of Directors is responsible for the oversight of the Plan. The Investment Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Plan’s Board of Directors.

In 2013 certain employees at a recently acquired container plant in Cheswick, Pennsylvania became eligible for the Plan.

Contributions

Upon enrolling in the Plan, participants may contribute between 1% and 50% of annual pretax compensation, as defined, with such contributions limited to $17,500 and $17,000 in 2013 and 2012, respectively for employees under age 50 and $23,000 and $22,500 in 2013 and 2012, respectively for employees age 50 and older. Participants may also roll over qualifying distributions from other qualified plans.

The Company matches participant pretax contributions on the following basis:

•	The first 4% of pretax contributions are matched at a rate of 80%.

•	The next 4% of pretax contributions are matched at a rate of 50%.

In addition to the Company’s matching contribution, the Company also makes a retirement savings contribution to eligible employees after six months of service up to 5% of compensation based on years of service, as defined. The contribution is made on behalf of the employee regardless of whether or not the employee is contributing to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings (losses) and is charged with an allocation of administrative expenses. Allocations are based on each participant’s account balance, as defined, in relation to the balance of all participants’ account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are 100% vested immediately in the value of their pretax and Company matching contributions, earnings thereon and rollovers from other qualified plans.

The Company retirement savings contribution becomes 100% vested upon completion of three years of service, or upon reaching 65 years of age, permanent disability, or death while employed by the Company. Forfeited balances of nonvested terminated participants are applied to reduce future Company contributions.

Investment Options

Participants may elect to invest their ongoing pretax contributions, the Company retirement savings contribution, and the value of their entire accumulated account balance in any of the available investment options provided by the Plan. All matching contributions are invested in the PCA Common Stock Fund. Participants are eligible to transfer or withdraw the value from the PCA Common Stock Fund immediately following the deposit into their account.

Participants may change their investment options on any business day, subject to certain short-term trading restrictions outlined in the plan document.

Effective January 1, 2011, the portion of the Plan currently invested in PCA Common Stock Fund, and any future employee or employer contributions used to acquire PCA common stock, was designated as invested in an Employee Stock Ownership Plan (“ESOP”). Plan participants have the ability to instruct the Plan’s trustee to distribute directly to them future cash dividends paid on shares of PCA common stock credited to their PCA common stock ESOP. The election to receive cash dividends is made through the PCA Benefits Center, and dividends will be reported as taxable income.

Benefit Payments

In the event of retirement (as defined in the Plan), death, permanent disability, or termination of employment, the vested balance in the participant’s account will be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment. The portion of the participant’s account invested in the PCA Common Stock Fund will be distributed in cash unless an election is made to be distributed in kind. In-service withdrawals of rollover contributions and related earnings are available for any reason. In-service withdrawals of certain predecessor plan account balances, as defined, are available for any reason. Participants age 55 or older may withdraw the entire value, or any portion thereof, of their Company matching contributions and the vested value of their Company retirement savings contribution at any time. Participants who have attained the age of 59 1/2 may withdraw the entire value, or any portion thereof, of their account balance at any time.

Administrative Expenses

Administrative expenses are paid from Plan assets, to the extent not paid by the Company.

Notes Receivable from Participants

A participant may borrow an amount up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. Such loans bear interest at the prime rate as published by The Wall Street Journal and are secured by the participant’s account balance in the Plan. Loans must be repaid within 54 months, with principal and interest payments made primarily through payroll deductions. Employees on unpaid leave may continue to repay loans via personal check or money order during their period of absence. Participants also have the ability to elect to make a one-time prepayment of their outstanding loan balance, of which the payment can be made via personal check or money order.

Interest rates on loans outstanding in the Plan at December 31, 2013 ranged from 3.25% to 7.75%.

Forfeited Accounts

At December 31, 2013, forfeited non-vested accounts totaled $240,230. These accounts will be used to reduce future employer contributions. Also, in 2013, employer contributions were reduced by $216,773.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company Contributions.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s beneficial interest in the PCA Defined Contribution Master Trust (the “Master Trust”) represents the Plan’s share of the Master Trust’s investments stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

The Master Trust invests in fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”). These synthetic GICs are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to synthetic GICs because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the synthetic GICs represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on the settlement date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the gains and losses on investments bought and sold as well as held during the year.

Investment Contracts

The JP Morgan Stable Value Fund, a synthetic GIC, provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party. The account is credited with interest as specified in the contract and charged for participant withdrawals and administrative expenses. The wrap contract issuer is contractually obligated to repay the principal plus accumulated interest. The contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer. The crediting interest rate for the wrap contracts is calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index but cannot be less than zero.

In certain circumstances, the amount withdrawn from the wrap contract would be payable at fair value rather than at contract value. These events include: (i) termination of the Plan, (ii) a material adverse change to the provisions of the Plan, (iii) if the employer elects to withdraw from a wrap contract in order to switch to a different investment provider, or (iv) if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrap contract issuer’s underwriting criteria for issuance of a similar wrap contract.

Examples of events that would permit a wrap contract issuer to terminate a wrap contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provision of the Plan. If one of these events was to occur, the wrap contract issuer could terminate the wrap contract at the market value of the underlying investments.

The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with participants is probable.

The average yields for the JP Morgan Stable Value Fund are as follows:

	2013	2012
Based on actual earnings	1.29%	1.06%
Based on interest rate credited to participants	1.39%	1.74%

Use of Estimates

The preparation of financial statements in conformity with principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Recently Issued or Newly Adopted Accounting Standards

There were no recently issued accounting standards that may become applicable to the preparation of the Plan’s financial statements in the future.

3. Master Trust

The Master Trust includes assets of the Plan and the Packaging Corporation of America Thrift Plan for Hourly Employees. All of the Plan’s investments are invested in the Master Trust. The purpose of the Master Trust is the collective investment of assets of participating plans. Each participating plan’s interest in the Master Trust is based on the aggregate account balances of the participants in the respective participating plan. The Master Trust specifically identifies contributions, benefit payments, and plan-specific expenses attributable to each participating plan. Investment gains (losses) are allocated to each participating plan in the Master Trust on a daily basis based on each plan’s separate interest in the Master Trust. At December 31, 2013, the Plan’s interest in the net assets of the Master Trust at fair value was 69.0%, or $436,692,167. At December 31, 2012, the Plan’s interest in the net assets of the Master Trust at fair value was 67.3%, or $335,935,465.

The investments held by the Master Trust and the Plan’s percentage interest in each of the investments within the Master Trust are presented below. Individual investments that exceed 5% of the Plan’s net assets are separately identified (*).

	December 31, 2013	Plan’s Percentage Interest	December 31, 2012	Plan’s Percentage Interest
Assets
Mutual funds
Fidelity Growth Company*	$109,969,022	59.2%	$80,073,234	58.8%
PIMCO Total Return Fund*	40,948,298	65.5	65,839,068	67.2
EuroPacific Growth	31,766,112	69.8	24,830,861	69.7
Columbia Small Cap Growth I2 Fund*	38,705,904	68.9	25,156,346	68.8
American Balanced R4*	40,401,634	66.1	28,139,259	67.8
Loomis Sayles Value Y Fund	30,538,400	67.0	17,846,654	68.6
Dreyfus/Boston Small/Mid Cap	16,721,550	74.3	8,567,106	76.5

Total mutual funds	309,050,920	64.8	250,452,528	65.4
Common collective trust funds
JP Morgan Stable Value Fund*	135,244,039	54.9	137,051,820	54.2
BlackRock Equity Index Fund T*	35,347,110	73.1	24,159,151	73.8

Total common collective trust funds	170,591,149	58.7	161,210,971	57.1
Common stocks
PCA*	150,859,806	89.1	85,761,767	91.5

Short-term investment fund
Short-term investments	2,416,681	80.5	1,930,521	79.2

Total assets at fair value	632,918,556	69.0	499,355,787	67.3
Adjustment from fair value to contract value	(337,932)	42.1	(2,453,964)	53.3

Net assets	$632,580,624	69.0%	$496,901,823	67.3%

Investment income for the Master Trust was as follows:

Year Ended December 31, 2013
Interest income	$2,811,427
Dividends	4,841,992
Other income	408,455
Net realized and unrealized appreciation in fair value of:
Mutual funds	59,701,494
PCA common stock	57,482,546
Common collective trust funds	8,359,447

Total investment income	$133,605,361

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

Mutual funds: Valued at the daily closing price reported by the funds. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities Exchange Commission. These funds are required to publish daily net asset values (NAV) and to transact at that price. The mutual funds held by the Plan are considered actively traded.

Common stocks: Valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position).

Common collective trust funds: valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. This category includes three common/collective trusts:

The JP Morgan Liquidity Fund and the JP Morgan Intermediate Bond Fund, which are fixed income funds, are contained within the JP Morgan Stable Value Fund option. This fund seeks to preserve the value of money invested, perform better than the average money market fund, and earn consistent, reliable returns. The fair value of the investment in this category has been estimated using the NAV per unit provided by the fund managers. Participant directed redemptions have no restrictions; however the Plan is required to provide up to a one year redemption notice to liquidate its entire share in the fund.

The BlackRock Equity Index Fund T is an equity fund that seeks to match the performance of the S&P 500 Index by investing in stocks that make up the index. Participant directed redemptions are restricted as follows: participants who elect to transfer $5,000 or more out of any single investment fund on any given trading day must wait 30 calendar days before they will be permitted to reinvest $5,000 or more back into the same investment fund on any given trading day. The restriction does not apply to regular contributions, loan payments, loans, withdrawals, or distributions made out of the funds. The Plan is not required to provide an advance redemption notice to liquidate its entire share in the fund.

The Plan has no contractual obligations to further invest in the trusts.

Short-term investments: valued at cost, which approximates fair value.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets carried at fair value:

	December 31, 2013
	Level 1	Level 2	Level 3
Master trust investments
Mutual funds
Growth fund — U.S.	$140,507,422	$—	$—
Growth fund — non U.S.	31,766,112	—	—
Intermediate term bond fund	40,948,298	—	—
Blended fund	40,401,634	—	—
Mid Cap stocks	16,721,550	—	—
Small Cap stocks	38,705,904	—	—

Total mutual funds	309,050,920	—	—
Common stocks
PCA stock	150,859,806	—	—
Short-term investment fund	—	2,416,681	—
Common collective trust funds
Fixed income	—	135,244,039	—
Equity	—	35,347,110	—

Total common collective trust funds	—	170,591,149	—

Total master trust investments	$459,910,726	$173,007,830	$—

	December 31, 2012
	Level 1	Level 2	Level 3
Master trust investments
Mutual funds
Growth fund — U.S.	$97,919,888	$—	$—
Growth fund — non U.S.	24,830,861	—	—
Intermediate term bond fund	65,839,068	—	—
Blended fund	28,139,259	—	—
Mid Cap stocks	8,567,106	—	—
Small Cap stocks	25,156,346	—	—

Total mutual funds	250,452,528	—	—
Common stocks
PCA stock	85,761,767	—	—
Short-term investment fund	—	1,930,521	—
Common collective trust funds
Fixed income	—	137,051,820	—
Equity	—	24,159,151	—

Total common collective trust funds	—	161,210,971	—

Total master trust investments	$336,214,295	$163,141,492	$—

There were no transfers between levels.

5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated May 9, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. On January 28, 2011, a new determination letter was applied for. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to federal income tax examinations for years prior to 2009.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$443,772,289	$341,640,592
Amounts allocated to withdrawn participants	(422,235)	(39,889)
Adjustment of investments from contract value to fair value	142,285	1,307,351

Net assets available for benefits per the Form 5500	$443,492,339	$342,908,054

The following is a reconciliation of net increase per the financial statements to Form 5500:

Year ended December 31, 2013
Total net increase per the financial statements	$102,131,697
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of the period	(1,307,351)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at end of period	142,285
Amounts allocated to withdrawing participants at December 31, 2012	39,889
Amounts allocated to withdrawing participants at December 31, 2013	(422,235)

Total net increase per the Form 5500	$100,584,285

8. Related Party Transactions

The Master Trust invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2013, the Plan received $3,108,615 in common stock dividends from the Company.

9. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available for issuance and no reportable events have been identified.

Supplemental Schedule

Packaging Corporation of America

Retirement Savings Plan for Salaried Employees

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

EIN 36-4277050 Plan 002

December 31, 2013

Description of Issue	Current Value
Participant loans — 620 loans to 620 participants, varying maturity dates through June 30, 2018, interest rates ranging from 3.25% to 7.75% *	$6,358,514

*	Represents a party in interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of Packaging Corporation of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Packaging Corporation of America
Retirement Savings Plan for Salaried Employees
Date: June 27, 2014
/s/ PAMELA A. BARNES
Pamela A. Barnes
Vice President

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of KPMG LLP

23.2	Consent of Ernst & Young LLP